                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [RULE 13d-101]

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. __)*

                   ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    00752J108
                                 (CUSIP Number)

                      SELIGMAN SPECTRUM FOCUS (MASTER) FUND
                                  P.O. BOX 309
                        UGLAND HOUSE, SOUTH CHURCH STREET
               GEORGE TOWN, GRAND CAYMAN KY1-1104, CAYMAN ISLANDS
                            TELEPHONE: (212) 850-1864

                                 with copies to:

                            MICHAEL J. KENNEDY, ESQ.
                             STEVE L. CAMAHORT, ESQ.
                             SHEARMAN & STERLING LLP
                                525 MARKET STREET
                             SAN FRANCISCO, CA 94105
                            TELEPHONE: (415) 616-1100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 8, 2010
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00752J108

1.   Names of Reporting Persons.

     Ameriprise Financial, Inc.

     I.R.S. Identification Nos. of above persons (entities only)
     13-3180631
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]

     ---------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     OO
     ---------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
     ---------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Delaware
     ---------------------------------------------------------------------------

               7.   Sole Voting Power
                    0
 Number of          ------------------------------------------------------------
   Shares
Beneficially   8.   Shared Voting Power
  Owned by          2,901,930
    Each            ------------------------------------------------------------
 Reporting
Person With    9.   Sole Dispositive Power
                    0
                    ------------------------------------------------------------

               10.  Shared Dispositive Power
                    2,901,930
                    ------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,901,930
     ---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     6.75%
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     CO
     ---------------------------------------------------------------------------

CUSIP No. 00752J108

1.   Names of Reporting Persons.

     Columbia Management Investment Advisers, LLC
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]
     ---------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     OO
     ---------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
     ---------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Minnesota
     ---------------------------------------------------------------------------

               7.   Sole Voting Power
                    0
  Number of         ------------------------------------------------------------
   Shares
Beneficially   8.   Shared Voting Power
  Owned by          2,901,930
    Each            ------------------------------------------------------------
  Reporting
 Person With   9.   Sole Dispositive Power
                    0
                    ------------------------------------------------------------

               10.  Shared Dispositive Power
                    2,901,930
                    ------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,901,930
     ---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     6.75%
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     IA
     ---------------------------------------------------------------------------

CUSIP No. 00752J108

1.   Names of Reporting Persons.

     Seligman Spectrum Focus (Master) Fund

     I.R.S. Identification Nos. of above persons (entities only)
     98-0498128
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [X]
     ---------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------

4.   Source of Funds (See Instructions)
     WC
     ---------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
     ---------------------------------------------------------------------------

6.   Citizenship or Place of Organization
     Cayman Islands
     ---------------------------------------------------------------------------

               7.   Sole Voting Power
                    0
  Number of         ------------------------------------------------------------
   Shares
Beneficially   8.   Shared Voting Power
  Owned by          2,676,000
    Each            ------------------------------------------------------------
  Reporting
  Person With  9.   Sole Dispositive Power
                    0
                    ------------------------------------------------------------

               10.  Shared Dispositive Power
                    2,676,000
                    ------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,676,000
     ---------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
     ---------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)
     6.22%
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     CO
     ---------------------------------------------------------------------------

      The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D (this "Statement") relates to the shares of common stock, $0.001 par value per share ("Common Stock"), of Advanced Analogic Technologies Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3230 Scott Blvd., Santa Clara, California 95054.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Ameriprise Financial, Inc., a Delaware corporation ("AFI"), (2) Columbia Management Investment Advisers, LLC, a Minnesota limited liability company ("Columbia Management"), and (3) Seligman Spectrum Focus (Master) Fund, an exempted company incorporated in the Cayman Islands ("Focus Fund"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as
Exhibit 99.1 hereto.

      (b) The business address for AFI, Columbia Management and each executive officer and director of Columbia Management is c/o Ameriprise Financial, Inc., 145 Ameriprise Financial Center, Minneapolis, MN 55474. The business address for Focus Fund and each executive officer and director of Focus Fund is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

      The name and principal occupation of each director and executive officer of AFI and Columbia Management are set forth on Schedule A and incorporated herein by reference. The name and principal occupation of each director of Focus Fund are also set forth on Schedule A and incorporated herein by reference. Focus Fund does not have any officers.

      (c) The principal business of Focus Fund is serving as a private investment fund formed for the purpose of making equity investments. The principal business of Columbia Management is acting as the investment adviser to Focus Fund and various other investment companies, including other unregistered investment companies, investment companies registered under the Investment Company Act of 1940 and other managed accounts. AFI is a financial services firm that serves as the sole owner and parent company of Columbia Management.

      (d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons listed in this
Item 2, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).


      (e) In November and December 2005, without admitting or denying the allegations, American Express Financial Corporation ("AEFC," which is now known as AFI, the parent company of Columbia Management) finalized settlement agreements with the Securities and Exchange Commission ("SEC") and the Minnesota Department of Commerce ("MDOC") relating to market timing activities. The SEC and MDOC allegations indicated that AEFC failed to: (i) adequately disclose market timing activities in mutual fund and variable annuity product prospectuses; (ii) implement procedures to detect and prevent market timing in 401(k) plans for employees of AEFC and related companies and adequately disclose that there were no such procedures; and (iii) in the case of MDOC only, establish written policies and procedures and properly supervise its employees. AEFC was censured and ordered to cease and desist from committing or causing any violations of certain federal and Minnesota securities laws. AEFC agreed to: (i) pay disgorgement of $10 million and civil money penalties of $7 million; (ii) make presentations at least annually to its board of directors and the relevant mutual funds' board relating to market timing policies and procedures and related disclosures; (iii) retain an independent distribution consultant to assist in distributing disgorgement and civil penalties; and (iv) submit to MDOC a compliance review of its market timing procedures within one year, including a certification by a senior officer regarding compliance and supervisory procedures. The SEC order is available at http://www.sec.gov/litigation/admin/ia-2451.pdf.

      Except as set forth in the preceding paragraph, during the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons listed in this Item 2, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) AFI is a Delaware corporation. Columbia Management is a Minnesota limited liability company. Focus Fund is an exempted company incorporated in the Cayman Islands. Each director and executive officer of AFI, Columbia Management and Focus Fund is a United States citizen, except for Messrs. Litton Banks, and Moore (a lawful permanent resident of the United States) who are citizens of Great Britain, and Mr. Bannister, who is a citizen of Malta.

ITEM 3. SOURCE AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares of Common Stock purchased by Focus Fund were purchased with working capital in open market purchases. The aggregate purchase cost of the 2,676,000 shares of Common Stock beneficially owned by Focus Fund is approximately $9,969,428.32, excluding brokerage commissions.

ITEM 4. PURPOSE OF TRANSACTION

      Focus Fund acquired the shares of Common Stock beneficially owned by it for investment purposes. Focus Fund expects to continually monitor and re-evaluate its investments in the shares of Common Stock.

      Representatives of Focus Fund intend to contact members of the Issuer's management in order to communicate the views of Focus Fund, and to commence active discussions with the Issuer's management, as to how best to maximize shareholder value.

      No Reporting Person has any present plan or proposal which would relate to or result in any matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities of the Issuer at any time, or to formulate other purposes, plans or proposals regarding the Issuer or the securities of the Issuer, to the extent deemed advisable in light of their general investment polices, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a-b) The following disclosure assumes there are 43,002,402 shares of Common Stock outstanding, which the Issuer represented to be the number of shares of Common Stock outstanding as of April 23, 2010 in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on April 28, 2010.

      As of July 8, 2010, Focus Fund beneficially owned 2,676,000 shares of Common Stock, which constitutes approximately 6.22% of the shares of Common Stock outstanding.

      Columbia Management and AFI do not directly own any shares of Common Stock of the Issuer. As the investment adviser of Focus Fund and various other unregistered and registered investment companies and other managed accounts, Columbia Management may be deemed to beneficially own 2,901,930 shares of Common Stock held by Focus Fund and six other clients of Columbia Management, which constitutes approximately 6.75% of the shares of Common Stock outstanding. To the knowledge of the Reporting Persons, as of July 8, 2010, only six other clients of Columbia Management besides Focus Fund beneficially owned shares of Common Stock and only Focus Fund beneficially owned more than 5% of the shares of Common Stock outstanding.

      As the sole owner and parent company of Columbia Management, AFI may be deemed to beneficially own 2,901,930 shares of Common Stock, which constitutes approximately 6.75% of the shares of Common Stock outstanding.

      Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any shares of Common Stock.

      (c) Schedule B annexed hereto lists all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons.

      (d) To the knowledge of the Reporting Persons, no other persons besides the stockholders and those persons for whose shares of Common Stock the stockholders report beneficial ownership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein; provided, however, that six Columbia Management clients (each not a Reporting Person hereunder) owning in the aggregate 225,930 shares of Common Stock of the Issuer have the right to receive any dividends paid by the Issuer and could terminate their respective investment advisory relationship with Columbia Management and then subsequently direct the use of proceeds from the sale of the Common Stock owned by such client.

      (e) Not applicable.

      Except as set forth above, to the knowledge of the Reporting Persons, none of the other persons listed in Item 2 above has beneficial ownership of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The responses set forth in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

      Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
 NUMBER                                  DOCUMENT
-------   ----------------------------------------------------------------------
99.1      Joint Filing Agreement, dated July 13, 2010 by and among AFI, Columbia
          Management and Focus Fund.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2010                   Seligman Spectrum Focus (Master) Fund


                                       By: /s/ Paul Goucher
                                           -------------------------------------
                                           Name: Paul Goucher
                                           Title: Authorized Person


                                       Ameriprise Financial, Inc.


                                       By: /s/ Wade M. Voigt
                                           -------------------------------------
                                           Name: Wade M. Voigt
                                           Title: Director - Fund Administration


                                       Columbia Management Investment Advisers,
                                       LLC


                                       By: /s/ Paul Goucher
                                           -------------------------------------
                                           Name: Paul Goucher
                                           Title: Vice President and Assistant
                                                  Secretary

                                   SCHEDULE A

               DIRECTORS OF SELIGMAN SPECTRUM FOCUS (MASTER) FUND

NAME AND POSITION                                     PRINCIPAL OCCUPATION
-----------------                                     --------------------
John Banks - Director                                 Executive Chairman of Bridgewater (IOM) Limited

Joseph V. Bannister - Director                        Professor at Cranfield Institute of Technology and
                                                      University of Malta

David C. Litton - Director                            Managing Director of Devonshire Corporate Services
                                                      Limited

Jeffrey F. Peters - Director                          Senior Vice President and Head of Institutional
                                                      Distribution of Columbia Management Investment
                                                      Advisers, LLC

William F. Truscott - Director                        Chief Executive Officer of U.S. Asset Management and
                                                      President of Annuities of Ameriprise Financial, Inc.

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                  COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC

NAME AND POSITION                                     PRINCIPAL OCCUPATION
-----------------                                     --------------------
William F. Truscott - Chairman of the Board           Chief Executive Officer of U.S. Asset Management and
                                                      President of Annuities of Ameriprise Financial, Inc.

Michael A. Jones - Director and President             Director and President of Columbia Management
                                                      Investment Advisers, LLC

Brian J. McGrane - Director, Senior Vice President    Director, Senior Vice President and Chief Financial
and Chief Financial Officer                           Officer of Columbia Management Investment Advisers, LLC

Colin Moore - Director and Chief Investment Officer   Director and Chief Investment Officer of Columbia
                                                      Management Investment Advisers, LLC

Beth Ann Brown - Senior Vice President of             Senior Vice President of Intermediary Distribution
Intermediary Distribution Asset Management            Asset Management of Columbia Management Investment
                                                      Advisers, LLC

J. Kevin Connaughton - Senior Vice President and      Senior Vice President and General Manager of Mutual
General Manager of Mutual Fund Products               Fund Products of Columbia Management Investment
                                                      Advisers, LLC

Amy K. Johnson - Senior Vice President and Chief      Senior Vice President and Chief Operating Officer of
Operating Officer                                     Columbia Management Investment Advisers, LLC

Robert McConnaughey - Senior Vice President and       Senior Vice President and Head of Equities of Columbia
Head of Equities                                      Management Investment Advisers, LLC

Jeffrey F. Peters - Senior Vice President and Head    Senior Vice President and Head of Institutional
of Institutional Distribution                         Distribution of Columbia Management Investment
                                                      Advisers, LLC

Scott R. Plummer - Chief Legal Officer                Chief Legal Officer of Columbia Management Investment
                                                      Advisers, LLC; Vice President and Lead Chief Counsel of
                                                      Ameriprise Financial, Inc.

Christopher Thompson - Senior Vice President and      Senior Vice President and Head of Investment Products
Head of Investment Products and Marketing             and Marketing of Columbia Management Investment
                                                      Advisers, LLC

Amy Unckless - Senior Vice President and Chief        Senior Vice President and Chief Administrative Officer
Administrative Officer                                of Columbia Management Investment Advisers, LLC

Linda J. Wondrack - Vice President and Chief          Vice President and Chief Compliance Officer of
Compliance Officer                                    Columbia Management Investment Advisers, LLC

         DIRECTORS AND EXECUTIVE OFFICERS OF AMERIPRISE FINANCIAL, INC.

NAME AND POSITION                                     PRINCIPAL OCCUPATION
-----------------                                     --------------------
James M. Cracchiolo - Chairman and Chief Executive    Chairman and Chief Executive Officer of Ameriprise
Officer                                               Financial, Inc.

Warren D. Knowlton - Director                         Retired

W. Walker Lewis - Director                            Chairman of Devon Value Advisers

Siri S. Marshall - Director                           Retired

Jeffrey Noddle - Director                             Retired

H. Jay Sarles - Director                              Retired

Robert F. Sharpe, Jr. - Director                      President of Commercial Foods and Executive Vice
                                                      President and Chief Administrative Officer of ConAgra
                                                      Foods, Inc.

William H. Turner - Director                          Retired

Walter S. Berman - Executive Vice President and       Executive Vice President and Chief Financial Officer
Chief Financial Officer                               of Ameriprise Financial, Inc.

Deirdre N. Davey - Executive Vice President of        Executive Vice President of Corporate Communications
Corporate Communications and Community Relations      and Community Relations of Ameriprise Financial, Inc.

Donald E. Froude - President of The Personal          President of The Personal Advisors Group of Ameriprise
Advisors Group                                        Financial, Inc.

Kelli A. Hunter - Executive Vice President of Human   Executive Vice President of Human Resources of
Resources                                             Ameriprise Financial, Inc.

John C. Junek - Executive Vice President and          Executive Vice President and General Counsel of
General Counsel                                       Ameriprise Financial, Inc.

Glen Salow - Executive Vice President of Service      Executive Vice President of Service Delivery and
Delivery and Technology                               Technology of Ameriprise Financial, Inc.

Kim M. Sharan - President of Financial Planning,      President of Financial Planning, Retirement and Wealth
Retirement and Wealth Strategies and Chief            Strategies and Chief Marketing Officer of Ameriprise
Marketing Officer                                     Financial, Inc.

David K. Stewart - Senior Vice President and          Senior Vice President and Controller (Principal
Controller (Principal Accounting Officer)             Accounting Officer) of Ameriprise Financial, Inc.

Joseph E. Sweeney - President of Advice and           President of Advice and Wealth Management and

Wealth Management and Products and Services           Products and Services of Ameriprise Financial, Inc.

William F. Truscott - Chief Executive Officer of      Chief Executive Officer of U.S. Asset Management and
U.S. Asset Management and President of Annuities      President of Annuities of Ameriprise Financial, Inc.

John R. Woerner - President of Insurance and Chief    President of Insurance and Chief Strategy Officer of
Strategy Officer                                      Ameriprise Financial, Inc.

                                   SCHEDULE B

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

  FOR THE    SHARES OF COMMON STOCK     PRICE PER         DATE OF
ACCOUNT OF      PURCHASED/(SOLD)      SHARE ($U.S.)   PURCHASE/(SALE)
----------   ----------------------   -------------   ---------------
Client 7*            1,890                3.7207         05/11/2010
Client 1               300                  3.65         05/11/2010
Client 2               200                  3.65         05/11/2010
Focus Fund            6700                  3.65         05/11/2010
Client 1               700                3.7496         05/12/2010
Client 2               500                3.7496         05/12/2010
Focus Fund           17900                3.7496         05/12/2010
Client 1               400                  3.75         05/13/2010
Client 2               300                  3.75         05/13/2010
Focus Fund           11100                  3.75         05/13/2010
Client 1              1800                3.6538         05/14/2010
Client 1              1800                   3.6         05/14/2010
Client 2              1200                3.6538         05/14/2010
Client 2              1300                   3.6         05/14/2010
Focus Fund           47000                3.6538         05/14/2010
Focus Fund           48000                   3.6         05/14/2010
Client 1              1800                3.6691         05/17/2010
Client 1               300                   3.6         05/17/2010
Client 2              1300                3.6691         05/17/2010
Client 2               200                   3.6         05/17/2010
Focus Fund           46900                3.6691         05/17/2010
Focus Fund            7700                   3.6         05/17/2010
Client 1              2100                  3.65         05/18/2010
Client 1              5400                3.5794         05/18/2010
Client 2              1500                  3.65         05/18/2010
Client 2              3900                3.5794         05/18/2010
Focus Fund           53500                  3.65         05/18/2010
Focus Fund          141300                3.5794         05/18/2010
Client 3             (7000)               3.5089         05/19/2010
Client 1               600                  3.35         05/20/2010
Client 2               400                  3.35         05/20/2010
Focus Fund           15100                  3.35         05/20/2010
Client 1               200                 3.347         05/21/2010
Client 2               200                 3.347         05/21/2010
Focus Fund            5900                 3.347         05/21/2010
Client 1              2300                3.3996         05/26/2010
Client 2              1700                3.3996         05/26/2010
Focus Fund           61000                3.3996         05/26/2010
Focus Fund             400                   3.4         05/27/2010
Client 1              1900                3.4396         05/28/2010

*   As of the date of this filing, such client did not hold any shares of AATI.

Client 2              1200                3.4396         05/28/2010
Focus Fund           47600                3.4396         05/28/2010
Client 1               500                3.4506         06/01/2010
Client 2               400                3.4506         06/01/2010
Focus Fund           13700                3.4506         06/01/2010
Client 1              1600                3.5845         06/02/2010
Client 2              1100                3.5845         06/02/2010
Focus Fund           40400                3.5845         06/02/2010
Client 1              4200                 3.598         06/03/2010
Client 2              2900                 3.598         06/03/2010
Focus Fund          106300                 3.598         06/03/2010
Client 1              3200                3.5989         06/04/2010
Client 1              9000                3.5906         06/04/2010
Client 2              1400                3.5989         06/04/2010
Client 2              3900                3.5906         06/04/2010
Focus Fund           66800                3.5989         06/04/2010
Focus Fund          187100                3.5906         06/04/2010
Client 6               160                3.6438         06/14/2010
Client 8*              (40)                 3.63         06/14/2010
Client 4               (75)                 3.40         06/25/2010
Client 5               310                  3.46         06/28/2010
Client 7*           (1,890)               3.4602         06/28/2010

*   As of the date of this filing, such client did not hold any shares of AATI.


                                        2